F  O  R   .   I  M  M  E  D  I  A  T  E   .   R  E  L  E  A  S  E

Elektrobit Selects flexComm Platform from Spectrum Signal Processing for
Software Defined Radio Demonstrator Program for the Finnish Defence Forces

The flexComm™ Integrated Platform Includes Wind River’s VxWorks® Real-Time Operating System

Burnaby, B.C., Canada – November 6, 2003 – Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY), a leading provider of high performance solutions for wireless signal and packet-voice processing, today announced that flexComm software defined radio (SDR) platforms have been shipped to Elektrobit Ltd., a leading European research and development partner for companies that use wireless technologies, for the baseband processing subsystem of the Finnish Software Defined Radio Demonstrator. Elektrobit has a 12 million euro contract to develop this SDR demonstrator for the Finnish Defence Forces, of which Spectrum’s SDR-3000 products will form a core component. The SDR platforms, based on the flexComm SDR-3000 family, use Field Programmable Gate Array (FPGA) and PowerPC®-based signal processing engines, as well as Wind River’s VxWorks® Real-Time Operating System (RTOS).

“Spectrum’s integrated SDR platforms provide an ideal solution for our Software Radio Demonstrator Program for the Finnish Defence Forces,” stated Harri Romppainen, System Engineering Manager at Elektrobit. “The availability of a commercial-off-the-shelf SDR platform, combining the necessary hardware and software development tools, will significantly shorten our development cycle and lower our project risk.”

“Spectrum’s SDR platform strategy is paying dividends as illustrated by this announcement. There is a demonstrated need for integrated platforms, incorporating both hardware and software, to address applications of this complexity,” said Sean Howe, Vice President and General Manager of Spectrum’s Wireless Systems Group. “A critical part of our platform offering is our software stack, which includes Wind River’s POSIX-compliant RTOS. This announcement demonstrates the tangible success associated with our partnership.”

“Wind River is pleased to be working with Elektrobit and Spectrum to demonstrate the technological feasibility of SDR,” stated Steve Blackman, Wind River’s Director of Marketing & Business Development for the Aerospace & Defense Business Unit. “The combination of Spectrum’s SDR platforms and Wind River’s RTOS and development environment provide an ideal platform for rapid prototyping and development.”

Elektrobit will be using Spectrum’s flexComm PRO-3100 FPGA processing engine, PRO-3500 G4 PowerPC processing engine, transition module reference design, and quicComm™ Hardware Abstraction Layer. The hardware tightly couples the processors and I/O through the communications infrastructure, which includes the use of flexFabric™ based on Serial RapidIO™. quicComm greatly simplifies programming the hardware by tying together all the platform resources and abstracting the user through the use of a common application programming interface. Wind River’s VxWorks RTOS and Tornado®Integrated Development Environment will be used to develop and manage the real-time application software.

About Elektrobit

Elektrobit Ltd. is part of the Elektrobit Group's Contract Research and Development business unit. Elektrobit Ltd. provides various services for demanding electronics and wireless communications with more than 500 employees. The Contract Research and Development business unit works as a product development partner for companies that use wireless technologies and need high tech solutions and outsourcing services. Elektrobit Group’s main customer group is the telecommunications industry. The company’s objective is to be the leading supplier of productization solutions within this industry and a leading technology partner behind the best brands. The Group operates in 15 countries and employs approximately 1,100 experts within its field, including 800 R&D engineers. The Group recorded pro forma net sales 2002 MEUR 136.  Elektrobit Group Plc. is listed on the Helsinki Stock Exchange. For more information, visit www.elektrobit.com.

About Spectrum Signal Processing Inc.

Spectrum Signal Processing designs, develops and markets high performance wireless signal processing and packet-voice processing platforms for use in defense and communications infrastructure equipment. Spectrum’s optimized hardware, software and chip technology work together to collect, compress and convert voice and data signals. Leveraging its 17 years of design expertise, Spectrum provides its customers with faster time to market and lower costs by delivering highly flexible, reliable and high-density solutions. Spectrum subsystems are targeted for use in government intelligence, surveillance and communications systems, satellite hubs, cellular base stations, media gateways and next-generation voice and data switches. More information on Spectrum and its flexComm and aXs™ product lines is available at www.spectrumsignal.com.

This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line to Elektrobit Ltd. Although Spectrum has received orders for shipping flexComm product, development delays and customer issues could delay shipments.  These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings.  Actual results may differ materially from those projected.  These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.

flexComm, quicComm, flexFabric and aXs are trademarks of Spectrum Signal Processing Inc.
Wind River Systems, the Wind River Systems logo, VxWorks and Tornado are trademarks or registered trademarks of Wind River Systems, Inc.
PowerPC is a trademark of International Business Machines Corporation.
RapidIO is a trademark of the RapidIO Trade Association.

Spectrum Contacts: Manuel Uhm Technical and Trade Media Phone: 604-421-5422 ext. 216 Email: manuel_uhm@spectrumsignal.com	Liza Aboud Investor Relations and Business Media Phone: 604-421-5422 ext 152 Email: liza_aboud@spectrumsignal.com